Commission File Number 001-31914

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

September 12, 2008

China Life Insurance Company Limited

(Translation of registrant’s name into English)

16 Chaowai Avenue

Chaoyang District

Beijing 100020, China

Tel: (86-10) 8565-9999

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Commission File Number 001-31914

China Life Insurance Company Limited issued a Circular and a Notice of Extraordinary General Meeting on September 10, 2008, a copy of which is attached as Exhibit 99.1 hereto.

EXHIBIT LIST

Exhibit	Description
99.1	Circular and Notice of Extraordinary General Meeting, dated September 11, 2008

Commission File Number 001-31914

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Life Insurance Company Limited
(Registrant)

	By:	/s/ Wan Feng
(Signature)
September 12, 2008	Name:	Wan Feng
	Title:	President and Executive Director

Commission File Number 001-31914

Exhibit 99.1

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action you should take, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in China Life Insurance Company Limited, you should at once hand this circular, the accompanying proxy form and reply slip for the Extraordinary General Meeting to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser or transferee.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 2628)

PROPOSED APPOINTMENT OF DIRECTORS

PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

AND

NOTICE OF THE FIRST EXTRAORDINARY GENERAL MEETING 2008

A notice convening the Extraordinary General Meeting of China Life Insurance Company Limited to be held at conference room, Level 31, China Life Tower, 16 Chaowai Avenue, Chaoyang District, Beijing, China, on Monday, 27 October 2008 at 9:30 a.m. is set out on pages 6 to 30 of this circular.

Whether or not you are able to attend the Extraordinary General Meeting, you are advised to read the notice of the Extraordinary General Meeting and to complete and return the enclosed proxy form, in accordance with the instructions printed thereon. The proxy form should be returned to the Company’s H Share Registrar, Computershare Hong Kong Investor Services Limited or to the Company’s Board Secretariat Department in person or by post not less than 24 hours before the time stipulated for convening the Extraordinary General Meeting or any adjourned meeting thereof. Completion and return of the proxy form will not preclude you from attending, and voting at, the Extraordinary General Meeting or at any adjourned meeting if you so wish.

If you intend to attend the Extraordinary General Meeting in person or by proxy, you are required to complete and return the reply slip to the Company’s H Share Registrar, Computershare Hong Kong Investor Services Limited or to the Company’s Board Secretariat Department on or before Monday, 6 October 2008.

11 September 2008

Commission File Number 001-31914

Commission File Number 001-31914

DEFINITIONS

In this circular, unless the context otherwise requires, the following expressions have the following meanings:

“A Share(s)”	domestic share(s) of RMB1.00 each in the share capital of the Company which are listed on the Shanghai Stock Exchange and traded in Renminbi

“Articles of Association”	the articles of association of the Company from time to time

“Board” or “Board of Directors”	the board of directors of the Company

“CIRC”	the China Insurance Regulatory Commission

“Company”	China Life Insurance Company Limited, a joint stock limited company incorporated in the PRC with limited Liability

“CSRC”	the China Securities Regulatory Commission

“Director(s)”	the directors of the Company

“EGM” or “Extraordinary General Meeting”	the first extraordinary general meeting 2008 of the Company to be held on Monday, 27 October 2008 at 9:30 a.m. at conference room, Level 31, China Life Tower, 16 Chaowai Avenue, Chaoyang District, Beijing, China

“H Share(s)”	overseas listed foreign share(s) of RMB1.00 each in the share capital of the Company which are listed on the Hong Kong Stock Exchange and traded in Hong Kong dollars

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC

“Hong Kong Listing Rules”	the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange

“Hong Kong Stock Exchange”	The Stock Exchange of Hong Kong Limited

“independent directors” or “independent non-executive directors”	independent non-executive Directors of the Company

Commission File Number 001-31914

DEFINITIONS

“PRC”	the People’s Republic of China, excluding, for the purpose of this circular only, Hong Kong, Macau Special Administrative Region of the PRC, and Taiwan Region

“Share(s)”	ordinary share(s) of RMB1.00 each in the share capital of the Company, including A Shares and H Shares

Note: If there is any inconsistency between the Chinese and English versions of this circular, the Chinese version shall prevail.

Commission File Number 001-31914

LETTER FROM THE BOARD

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 2628)

Board of Directors:
Chairman and Executive Director:	Registered office:
Mr. Yang Chao	Level 23, China Life Tower
16 Chaowai Avenue
President and Executive Director:	Chaoyang District
Mr. Wan Feng	Beijing 100020
People’s Republic of China
Non-executive Directors:
Mr. Shi Guoqing, Ms. Zhuang Zuojin	Place of business in Hong Kong:
25th Floor, C.L.I. Building
Independent Non-executive Directors:	313 Hennessy Road, Wanchai
Mr. Long Yongtu, Mr. Sun Shuyi,	Hong Kong
Mr. Ma Yongwei, Mr. Chau Tak Hay,
Mr. Cai Rang, Mr. Ngai Wai Fung

11 September 2008

To the Shareholders,

PROPOSED APPOINTMENT OF DIRECTORS

PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

AND

NOTICE OF THE FIRST EXTRAORDINARY GENERAL MEETING 2008

Dear Sir or Madam,

1. INTRODUCTION

On behalf of the Board of Directors, I invite you to attend the EGM to be held on Monday, 27 October 2008 at 9:30 a.m. at conference room, Level 31, China Life Tower, 16 Chaowai Avenue, Chaoyang District, Beijing, China.

At the EGM, ordinary resolutions will be proposed to approve the appointment of three Directors and a special resolution will also be proposed to amend the existing Articles of Association.

Commission File Number 001-31914

LETTER FROM THE BOARD

The purpose of this circular is to provide you with the notice of the EGM and to provide you with all the information reasonably necessary to enable you to make an informed decision on whether to vote for or against the proposed resolutions at the EGM.

2. PROPOSED APPOINTMENT OF DIRECTORS

At the EGM, ordinary resolutions will be proposed to appoint Mr. Miao Jianmin as a Non-executive Director of the Company, and Mr. Lin Dairen and Ms. Liu Yingqi as Executive Directors of the Company. Their biographical details are set out in Appendix I to this circular.

3. PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

The existing Articles of Association was adopted at the shareholders’ general meeting on 16 October 2006 and came into effect on 26 March 2007 upon approval by CIRC. Due to the following reasons, the Company proposes to amend the existing Articles of Association:

1. On 8 July 2008, CIRC issued Opinions on Standardising Articles of Association of Insurance Companies (Bao Jian Fa [2008] No.57) (which will come into effect on 1 October 2008) requiring insurance companies to make corresponding amendments to their articles of association;

2. In order to save corporate costs, improve efficiency of information disclosure and reinforce operation flexibility, the Company proposes to amend the means of corporate communication with holders of H Shares as set out in the existing Articles of Association, in accordance with relevant regulations;

3. The Company intends to further satisfy requirements as set out in relevant laws and regulations including Guidelines on Articles of Association of Listed Companies issued by CSRC.

The proposed amendments will become effective subject to approval by shareholders by way of a special resolution at the EGM and the obtaining of approval from CIRC. The full text of the proposed amendments to the Articles of Association is set out in the notice of the EGM contained in this circular.

4. THE EGM

The proxy form and the reply slip of the EGM are also enclosed.

If you intend to appoint a proxy to attend the EGM, you are required to complete and return the enclosed proxy form in accordance with the instructions printed thereon. The proxy form should be returned to the Company’s H Share Registrar, Computershare Hong Kong Investor Services Limited or to the Company’s Board Secretariat Department in person or by post not less than 24 hours before the time stipulated for convening the EGM or any adjourned meeting thereof. Completion and return of the proxy form will not preclude you from attending, and voting at, the EGM or at any adjourned meeting if you so wish.

Commission File Number 001-31914

LETTER FROM THE BOARD

If you intend to attend the EGM in person or by proxy, you are required to complete and return the reply slip to the Company’s H Share Registrar, Computershare Hong Kong Investor Services Limited or to the Company’s Board Secretariat Department on or before 6 October 2008.

5. PROCEDURES FOR DEMANDING POLL

According to the Articles of Association of the Company, resolutions at a shareholders’ general meeting shall be decided by show of hands unless a poll is demanded before or after any vote on a show of hands. A poll may be demanded by (i) the chairman of the meeting; (ii) at least two shareholders entitled to vote, present in person or by proxy; (iii) one or more shareholders present in person or by proxy holding individually or jointly 10% (inclusive) or more of the shares carrying the right to vote at the meeting.

Unless a poll is demanded, the chairman of the meeting will announce the results of the passing of a resolution according to the show of hands, which will be recorded in the minutes of the meeting and treated as conclusive evidence without the need to prove the number or the proportion of votes for or against the resolution passed.

A request to vote by poll may be withdrawn by the person who made such request.

6. RECOMMENDATION

The Board considers that all resolutions proposed for consideration and approval by the shareholders at the EGM are in the best interests of the Company and its shareholders as a whole. Accordingly, the Board recommends shareholders to vote in favour of all the proposed resolutions.

Yours faithfully,
By Order of the Board
Yang Chao
Chairman

Commission File Number 001-31914

NOTICE OF THE FIRST EXTRAORDINARY GENERAL MEETING 2008

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 2628)

NOTICE OF THE FIRST EXTRAORDINARY GENERAL MEETING 2008

NOTICE IS HEREBY GIVEN that the first extraordinary general meeting 2008 (the “Extraordinary General Meeting”) of China Life Insurance Company Limited (the “Company”) will be held on Monday, 27 October 2008 at 9:30 a.m. at conference room, Level 31, China Life Tower, 16 Chaowai Avenue, Chaoyang District, Beijing, the People’s Republic of China, for the following purposes. Unless otherwise indicated, capitalised terms used herein shall have the same meanings as those defined in the circular of the Company dated 11 September 2008 (the “Circular”):

ORDINARY RESOLUTION

(1)	To consider and approve the appointment of Mr. Miao Jianmin as a Non-executive Director of the Company and the appointment of Mr. Lin Dairen and Ms. Liu Yingqi as Executive Directors of the Company.

SPECIAL RESOLUTION

(2)	To consider and approve the proposed amendments to the Articles of Association as follows, and to authorize the Board of Directors to make further amendments which in its opinion may be necessary, desirable and expedient in accordance with the applicable laws and regulations, and as may be required by CIRC and other relevant authorities.

The amended Articles of Association as referred to in this special resolution shall come into effect following the relevant approvals from CIRC are obtained.

1. Article 6 of the Original Articles shall be amended to read as:

In accordance with the provisions of the Company Law, the Insurance Law, the Special Regulations, the Mandatory Provisions for Articles of Association of Overseas Listed Companies (the “Mandatory Provisions”), Guidelines on Articles of Association of Listed Companies, Opinions on Standardising Articles of Association of Insurance Companies and other applicable laws and administrative regulations, the Company, upon special resolution passed at a shareholders’ meeting dated [ ] 2008, has amended the original articles of association of the Company (the “Original Articles”) and adopted these articles of association (the “Articles of Association” or “these Articles”).

Commission File Number 001-31914

NOTICE OF THE FIRST EXTRAORDINARY GENERAL MEETING 2008

2. Article 15 of the Original Articles shall be amended to read as:

Subject to the approval of the approval authorities authorised by the State Council, ordinary shares issuable by Company may not exceed 28,264,705,882 ordinary shares, of which 20 billion ordinary shares, representing 70.8% of the total number, were issued to the promoter, China Life Insurance (Group) Company (“Group Company”), at the time of establishment of the Company.

Information about the promoter of the Company and its shareholding in the Company at the time of establishment of the Company are set out in the table below:

Full name of the promoter	Shares subscribed for	Shareholding ratio
China Life Insurance (Group) Company	20 billion shares	100%

3. The third paragraph of Article 16 of the Original Articles shall be amended to read as:

The Company has issued a total of 28,264,705,000 ordinary shares, of which the Group Company as the promoter holds 19,323,530,000 shares, representing approximately 68.4% of the total share capital, other holders of domestic shares hold 1,500,000,000 shares, representing 5.3%, and overseas holders hold 7,441,175,000 shares, representing 26.3%.

After issue of the above-mentioned H shares and A shares has been completed, the share structure of the Company is set out as follows:

Full names of shareholders / classification	Classification of shares	Number of shares	Shareholding ratio (approximately)	Lock-up period
Shareholders holding A shares:	A shares	20,823,530,000	73.7%
China Life Insurance (Group) Company	A shares	19,323,530,000	68.4%	From 9 January 2007 to 11 January 2010
19 strategic investors	A shares	600,000,000	2.12%	From 9 January 2007 to 9 January 2008
279 institution investors through offline placement	A shares	300,000,000	1.06%	From 9 January 2007 to 10 April 2007
Other shareholders holding A shares	A shares	600,000,000	2.12%
Shareholders holding H shares	H shares	7,441,175,000	26.3%

Total	A shares and H shares	28,264,705,000	100%

Commission File Number 001-31914

NOTICE OF THE FIRST EXTRAORDINARY GENERAL MEETING 2008

4. Article 35 of the Original Articles shall be amended to read as:

The directors, supervisors, presidents, vice presidents and other senior management of the Company shall report to the Company their shareholdings in the Company and any changes thereto, and shall not transfer more than 25% of their total shares in the Company each year during their terms of office, save and except changes in shareholdings caused by judicial enforcement, inheritance, bequest and legal division of assets. Any of the directors, supervisors, presidents, vice presidents and other senior management of the Company who holds not more than 1,000 shares in the Company may transfer all of the shares at one time without subject to the previous restriction.

Under any of the following circumstances, the director, supervisor, president, vice president and other senior management of the Company shall not transfer their shares in the Company:

(1)	within one year of the date of listing of the Company’s shares;

(2)	within six months after the director, supervisor, president, vice president and other senior management of the Company leaves office;

(3)	if the director, supervisor, president, vice president and other senior management of the Company undertakes not to transfer any share during a certain period,

(4)	within such period;

(5)	other circumstances as set out by laws, regulations, the securities regulatory authority under the State Council and the stock exchanges.

5. The following sub-paragraph shall be added as sub-paragraph (7) of the first paragraph of Article 49 of the Original Articles, and all subsequent sub-paragraphs will be renumbered accordingly.

(7)	requests the Company to purchase shares held by shareholders who object to the resolution on the merger or division of the Company at the shareholders’ general meeting.

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NOTICE OF THE FIRST EXTRAORDINARY GENERAL MEETING 2008

6. The following paragraph shall be added as the second paragraph of Article 49 of the Original Articles:

Shareholders who submit a request to access or inspect any information mentioned in the preceding paragraph shall provide to the Company such relevant documents to prove the class and number of shares they hold in the Company. The Company shall provide such information as requested by the shareholders after verifying their identity.

7. Article 54 of the Original Articles shall be amended to read as:

Where a shareholder holding 5% or more of voting shares in the Company pledges its shares shall report to the board of directors of the Company in writing on the same day on which the pledge is created.

If there is any connected relationship created among shareholders holding 5% or more of shares in the Company, such shareholders shall report to the board of directors of the Company in writing on the same day on which the relationship is created.

Where a shareholder holding 5% or more of shares in the Company and if such shares are involved in any litigation or arbitration, the relevant shareholder shall report to the board of directors of the Company on its own on the date of its awareness of such event and cooperate with the Company to perform the information disclosure obligation.

8. The following paragraph shall be added as the second paragraph of Article 56 of the Original Articles:

For the purpose of this article, “acting in concert” means that two or more persons, by way of agreement (whether verbal or written), agree to obtain or consolidate the control of the Company through the obtaining of the voting right over the Company by any of such persons.

9. The following article shall be added after Article 57 of the Original Articles and all the subsequent articles shall be renumbered accordingly:

New Article 58:

If the solvency of the Company fails to satisfy the regulatory requirements, the major shareholders of the Company shall assist the Company to improve its solvency.

10. The following sub-paragraph shall be added as sub-paragraph (15) of Article 59 of the Original Articles and all the subsequent sub-paragraphs shall be renumbered accordingly:

(15) to consider the Company’s purchases or sales of material assets within a year which exceeds 30% of the latest audited total assets of the Company;

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NOTICE OF THE FIRST EXTRAORDINARY GENERAL MEETING 2008

11. Sub-paragraph (18) of Article 59 of the Original Articles shall be amended as the second paragraph:

The above-mentioned functions and powers of the general meeting of shareholders shall not be exercised by the board of directors, other organizations or individuals through authorisation.

12. Sub-paragraph (4) of the second paragraph of Article 62 of the Original Articles shall be amended to read as:

(4) if the board of directors considers necessary, or more than half of directors (including at least two independent directors) or the supervisory committee proposes to convene;

13. The following article shall be added after Article 62 of the Original Articles and all the subsequent articles shall be renumbered accordingly:

New Article 64:

A venue shall be fixed for a general meeting of shareholders. The general meeting of shareholders shall take the form of a physical meeting. The Company shall hold the general meeting of shareholders at the address of the Company or such venue as specified in the notice of the general meeting of shareholders.

Where the general meeting of shareholders is ensured to be legal and valid, the voting may be conducted through the internet and other methods may be adopted at the general meeting of shareholders, for the purpose of convenience. Any shareholder participating in the general meeting of shareholders through the above-mentioned method shall be deemed to be present at the general meeting of shareholders.

If any shareholder participates in the general meeting of shareholders through the above-mentioned methods including the voting conducted through the internet, the Procedural Rules for Shareholders’ General Meetings will specify the method to confirm the identity of such shareholders.

The voting conducted through the internet shall not apply to shareholders holding overseas listed shares in the Company.

14. Article 66 of the Original Articles shall be amended to read as:

When the Company convenes a shareholders’ general meeting, the board of directors, the supervisory committee, or shareholder(s) individually or jointly holding 3% or more of the total voting shares in the Company shall have the right to propose motions in writing.

Commission File Number 001-31914

NOTICE OF THE FIRST EXTRAORDINARY GENERAL MEETING 2008

When the Company convenes an annual general meeting, any shareholder holding 3% or more of the total voting shares in the Company shall have the right to propose new motions in writing. The Company shall place such proposed motions on the agenda for such meeting if they are matters which fall within the duties and powers of shareholders in general meetings.

Except for the circumstance set forth in the preceding paragraph, the convenor shall not amend any motions set out in the notice of the shareholders’ general meeting or add any new proposals after issuing such notice.

No resolution shall be passed at the general meeting of shareholders in respect of any motions not specified in the notice of the shareholders’ general meeting or not in compliance with these Articles of Association.

15. Article 69 of the Original Articles shall be amended to read as:

Unless otherwise provided by the relevant laws and regulations, the listing rules issued at the listing place of the Company, and the Articles of Association, the notice of the general meeting of shareholders shall be sent to shareholders (regardless of whether any shareholder has the voting right at the general meeting) by personal delivery or pre-paid post. The address of the recipient shall be subject to that specified in the register of members. In the case of the domestic shareholders, the notice of the general meeting of shareholders may be made by way of public announcement.

The announcement as mentioned in the preceding paragraph shall during the period of 45 to 50 days before the meeting be published in one or more newspapers with national circulation designated by the securities regulatory authority of the State Council. Once announced, all domestic shareholders will be deemed to have received the notice for the general meeting.

16. The following article shall be added after Article 69 of the Original Articles and all the subsequent articles shall be renumbered accordingly:

New Article 72:

After the notice of the general meeting of shareholders is sent, the general meeting of shareholders shall not be postponed or cancelled without a proper reason, and any proposal listed in such notice shall not be withdrawn. If the general meeting of shareholders needs to be postponed or cancelled or a proposal needs to be withdrawn, the convenor shall announce such postponement and cancellation and give reasons at least two (2) working days prior to the original date for the meeting.

Commission File Number 001-31914

NOTICE OF THE FIRST EXTRAORDINARY GENERAL MEETING 2008

17. The following four articles shall be added after Article 70 of the Original Articles and all the subsequent articles shall be renumbered accordingly:

New Article 74:

The board of directors and other convenors shall take all necessary measures to ensure that the general meeting of shareholders is conducted in an orderly manner and shall take steps to prevent any activities interfering the general meeting of shareholders or infringing legal interests of shareholders and report such activities to the relevant authority for settlement.

New Article 75:

The Company shall be responsible to compile the attendee register which shall include, among others, the name of attendee (or name of relevant unit), identity certificate number, domicile, the number of shares with voting rights that he holds or represents, and name of the person (or name of relevant unit) who attends the meeting by proxy.

New Article 76:

The convenor and lawyers engaged by the Company shall verify the legitimate qualification of shareholders in accordance with the register of members provided by the securities registration and settlement company and shall register the names of shareholders and the number of voting shares each of them holds. The registration shall end before the chairperson of the meeting announces the number of shareholders and proxies attending the meeting and the total number of voting shares they hold.

New Article 77:

All the directors, supervisors and the secretary of the board of directors of the Company have the right to attend the general meeting of shareholders. The senior management shall have the right to be present at the general meeting of shareholders.

18. The following article shall be added after Article 78 of the Original Articles and all the subsequent articles shall be renumbered accordingly:

New Article 86:

At annual general meeting, the board of directors and the supervisory committee shall report their work performance in the preceding year to the shareholders. Each independent director shall also report his work performance.

The board of directors of the Company shall give explanation in connection with the non-standard audit opinions issued by the registered accountant on the financial report of the Company at the general meeting of shareholders.

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NOTICE OF THE FIRST EXTRAORDINARY GENERAL MEETING 2008

Except for trade secrets relevant to the Company which shall not be disclosed at the general meeting of shareholders, directors, supervisors and senior management shall give explanation in connection with queries made and opinions given by shareholders at the general meeting of shareholders.

19. The following two paragraphs shall be added as the third and fourth paragraphs of Article 80 of the Original Articles:

The same voting right shall only be exercised by one means, either on-the-scene, via internet or other voting means. If the same voting right is exercised in more than one means, the result of the first vote cast shall prevail.

The board of directors, independent directors, and shareholders satisfying relevant requirements may solicit the voting rights from the shareholders of the Company.

20. The following sub-paragraph shall be added as sub-paragraph (5) of Article 86 of the Original Articles and all the subsequent sub-paragraphs shall be renumbered accordingly:

(5) the Company’s purchase or sale of any material assets, within one year, which exceeds 30% of the latest audited total assets of the Company;

21. The following three articles shall be added after Article 88 of the Original Articles and all the subsequent articles shall be renumbered accordingly:

New Article 97:

If the supervisory committee or shareholders convene the general meeting of shareholders on their own initiative, they shall notify the board of directors in writing and file the notice of meeting with the branch of the securities regulatory authority of the State Council at the place of incorporation of the Company and the stock exchanges for records. The shareholder(s) entitled to convening the general meeting of shareholders must hold not less than ten percent (10%) of shares in the Company immediately before the resolution of such meeting is announced.

The shareholders convening the general meeting of shareholders shall at the time when a notice of the general meeting of shareholders is sent and the resolution of the general meeting of shareholders is announced, submit relevant supporting documents to the branch of the securities regulatory authority of the State Council at the place of incorporation of the Company and the stock exchanges.

New Article 98:

With regard to the general meeting of shareholders convened by the supervisory committee or shareholders on their own initiative, the board of directors and the secretary of the board of directors shall provide assistance. The board of directors shall provide the register of members as at of the record date for the general meeting.

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NOTICE OF THE FIRST EXTRAORDINARY GENERAL MEETING 2008

New Article 99:

The Company shall bear costs and expenses necessary for the general meeting of shareholders, which are convened by the supervisory committee or shareholders on their own initiative.

22. Article 89 of the Original Articles shall be amended to read as:

The shareholders’ general meeting shall be convened and chaired by the chairman of the board of directors. If the chairman is unable to attend the meeting for any reason, the vice-chairman of the board of directors shall convene and chair the meeting. If both the chairman and vice-chairman of the board of directors are unable to attend the meeting, then the chairman of board of directors may designate a director to convene and chair the meeting. If no chairman of the meeting has been so designated, shareholders present may choose one person to act as the chairman of the meeting. If for any reason, the shareholders fail to elect a chairman, then the shareholder (including a proxy) holding the largest number of shares carrying the right to vote thereat shall be the chairman of the meeting.

The shareholders’ general meeting convened by the supervisory committee on its own initiative shall be presided over and chaired by the chairman of the supervisory committee. If the chairman of the supervisory committee is unable or fails to perform his duties, the vice-chairman of the supervisory committee shall chair the meeting. If the vice-chairman of the supervisory committee is unable or fails to perform his duties, the shareholders’ general meeting shall be presided over by a supervisor nominated by more than half of the supervisors.

The shareholders’ general meeting convened by shareholders on their own initiative shall be presided over by the representative nominated by the convenor.

If the chairperson of the general meeting breaches the procedural rules at the shareholders’ general meeting causing the shareholders’ general meeting unable to continue, subject to consents of more than half of shareholders with voting rights attending the shareholders’ general meeting, the shareholders’ general meeting may nominate a person to act as the chairperson of the meeting and such meeting may continue.

23. The following seven articles shall be added after Article 89 of the Original Articles and all the subsequent articles shall be renumbered accordingly:

New Article 101:

Before votes are taken, the chairperson of the general meeting shall announce the number of shareholders present in person or represented by proxy at the meeting and the total number of voting shares they hold or represent. The number of shareholders present in person or represented by proxy at the meeting and the total number of voting shares they hold or represented shall be determined by the meeting registration.

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NOTICE OF THE FIRST EXTRAORDINARY GENERAL MEETING 2008

New Article 102:

Shareholders attending the shareholders’ general meeting shall vote for or against any proposal submitted for voting or abstain. (In the case of shareholders holding H shares, abstention may not apply.)

In respect of any vote not filled, misfilled, illegible or not submitted, the voter shall be deemed to abstain. The voting result in respect of shares held by such voter shall be deemed to be “abstention”.

New Article 103:

Before the shareholders’ general meeting takes votes on the proposals, two representatives of the shareholders shall be nominated to participate in the vote counting and scrutinizing. If any shareholder has interest in the matters to be considered, the relevant shareholder and its proxy shall not participate in the vote counting and scrutinizing.

When votes are cast on proposals at the shareholders’ general meeting, lawyers, representatives of the shareholders and the representative of supervisors shall be jointly responsible for scrutinizing and counting votes and shall announce the voting results at the meeting. The voting results in connection with resolutions shall be recorded in the meeting minutes.

Shareholders of the Company or their proxies who cast votes via internet or other means shall be entitled to review their own voting result through the relevant voting system.

New Article 104:

The on-the-scene voting shall not end earlier than the internet voting or any other method of voting at the shareholders’ general meeting. The chairperson of the meeting shall announce details of voting in connection with each proposal, the voting result and whether the resolution is passed in accordance with the voting result.

The Company, vote counting officers, scrutineers, major shareholders, internet service providers and other relevant parties shall be obliged to keep confidential details of voting.

New Article 105:

The resolution of the shareholders’ general meeting shall be announced promptly. Such announcement shall specify the number of shareholders present in person or by proxy at the meeting, the total number of voting shares held or represented by them, the percentage of such voting shares in relation to all the voting shares of the Company, the voting methods, the voting result of each proposal, and details of each resolution.

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NOTICE OF THE FIRST EXTRAORDINARY GENERAL MEETING 2008

New Article 106:

If the proposal on election of new directors and supervisors for a new session is adopted at the shareholders’ general meeting, directors and supervisors for the new session shall take the position after the resolution of such shareholders’ general meeting is made.

If the employee representatives of the board of directors (the “Employee Director”) or the employee representatives of the supervisory committee (the “Employee Supervisor”) for a new session are elected democratically at a date earlier than the date of establishment of the board of directors or the supervisory committee for the new session respectively, such Employee Director or Employee Supervisor shall take the office at the date of establishment of the board of directors or the supervisory committee for the new session; in the case of such democratic election later than the date of establishment of the board of directors or the supervisory committee for the new session, such Employee Director or Employee Supervisor shall take the office at the date of democratic election.

New Article 107:

If any proposal for a cash dividend, share allocation, or conversion from capital reserves to share capital is adopted at the shareholders’ general meeting, the Company shall implement detailed plans within two months after the end of the shareholders’ general meeting.

24. The following article shall be added after Article 90 of the Original Articles and all the subsequent articles shall be renumbered accordingly:

New Article 109:

If any proposal is not adopted, or the current shareholders’ general meeting amends the resolution of the last shareholders’ general meeting, special indication thereof shall be given in the announcement of the resolution of the shareholders’ general meeting.

25. The following two articles shall be added after Article 94 of the Original Articles:

New Article 114:

The Company shall formulate the procedural rules of the shareholders’ general meeting which shall set out in detail the procedures of convention and voting in respect of the shareholders’ general meeting (including notices, registration, consideration and approval for proposals, voting, vote counting, announcement on voting results, the resolution making process, meeting minutes and signing, announcements and other matters) and the principles of authorisation granted to the board of directors at the shareholders’ general meeting. The scope of authorisation shall be specified in details. The procedural rules of the shareholders’ general meeting shall be prepared by the board of directors, approved at the shareholders’ general meeting and attached to the Articles of Association as an appendix.

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New Article 115:

The Company shall engage a lawyer to be present at the shareholders’ general meeting and to issue and make public a legal opinion on the following matters:

(1)	whether the convention and holding of the shareholders’ general meeting comply with laws, administrative regulations and the Articles of Association;

(2)	whether the qualification of attendees and the convenor is lawful and valid;

(3)	whether the voting procedures and results at the shareholders’ meeting are lawful and valid; and

(4)	other relevant matters at the request of the Company.

26. The first paragraph of Article 104 of the Original Articles shall be amended to read as:

Non-employee directors shall be elected at the shareholders’ general meeting, and employee shareholders shall be elected at the employee representative conference by the Company’s employees or by other democratic means, and in each case a director’s term of office shall be three years, renewable upon re-election when it expires.

27. Two new paragraphs shall be added to Article 104 of the Original Articles as the third and the fourth paragraphs:

A director’s term of office shall commence from the date when the resolution of shareholders’ general meeting is adopted and end upon expiry of the term of current session of the board of directors. After expiry of a director’s term of office but before a new director is elected and take office, the retiring director shall continue to perform his duty as a director pursuant to laws, administrative regulation, department rules and the Articles of Association.

The president, vice president and other senior management may concurrently serve as directors, provided that the total number of directors served by the president, vice president, other senior management and employee representatives shall not exceed half of the total directors of the Company.

28. Fifteen articles shall be added after Article 104 of the Original Articles, and numbering of all following articles shall be amended accordingly:

New Article 126:

A director may resign before expiry of his/her term of office, subject to a written resignation report to the board of directors. The board of directors will disclose relevant information within 2 days.

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If number of the Company’s directors is less than the minimum requirement as required by law due to a director’s resignation, such resigning director shall continue to perform his/her duty as a director pursuant to laws, administrative regulations, department rules and the Articles of Association until a new director is elected and takes office.

Except for the case mentioned in the preceding paragraph, resignation of directors shall take effect immediately upon the board of directors’ receipt of the written resignation report.

New Article 127:

No director shall act on behalf of the Company or the board of directors without legal authorization provided hereunder or by the board of directors. When a director acts in his/her own name and a third party reasonably considers such director acts on behalf of the Company or the board of directors, such director shall declare in advance his/her position and capacity.

New Article 128:

If a director violates laws, administrative regulations, department rules or the Articles of Association when performing his/her duties in the Company, such director shall indemnify the Company against losses incurred by the Company due to such violation.

New Article 129:

An independent director means a director who does not have any function in the Company other than a director and has no relationship with the Company and its controlling shareholder or actual controller which may prejudice such director’s independent judgment on the Company’s affairs.

New Article 130:

An independent director shall be qualified to serve as an independent director of a listed insurance company in accordance with laws, administrative regulations and regulatory requirements.

New Article 131:

Any of the following persons shall not serve as an independent director of the Company:

(1)	a person working in an entity holding more than 5% of shares of the Company or in any of the top 10 shareholders of the Company in the past three years, and such person’s close relatives;

(2)	a person working in the Company or any enterprises actually controlled by the Company in the past three years and such person’s close relatives;

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(3)	a person providing the Company with legal, audit, actuarial or management consulting services in the past one year;

(4)	any partner, controlling shareholder or senior management of any banking, legal, consulting, or audit institutions which have business relationship with the Company;

(5)	other person whose independent judgment, in the opinion of regulatory authorities, may be compromised.

New Article 132:

The board of directors, supervisory committee or any shareholder(s) individually or jointly holding more than 3% of issued shares of the Company may nominate candidates for independent directors who shall be appointed upon being elected at the shareholders’ general meeting.

At least one third of members of the board of directors of the Company shall be independent directors, including at least one accounting professional.

New Article 133:

The term of office of independent directors is the same as that of other directors of the Company, and may be renewed upon re-election when it expires provided that an independent director shall not serve for more than six consecutive years.

An independent director shall not be removed before expiry of his/her term of office without proper cause. If any independent director is removed, the Company shall disclose such removal as a special disclosure matter.

New Article 134:

In addition to functions of directors provided under the Company Law and other applicable laws, regulations, regulatory rules and the Articles of Association, an independent director shall also diligently review the following matters:

(1)	material related transactions of the Company (defined according to standards issued by regulatory authority of the place where the Company is listed from time to time);

(2)	nomination and dismissal of directors and appointment and dismissal of senior management of the Company;

(3)	remunerations of directors and senior management of the Company;

(4)	profit distribution plan;

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(5)	any material transaction such as investment, lease, assets disposal and guarantee not provided in business plan;

(6)	other matters that may have material influence on interests of the Company, the insured and minority shareholders.

New Article 135:

An independent director shall give any of the following opinions regarding the above matters: consent; reservation and the reason; objection and the reason; unable to give opinion and the reason.

Where relevant matters are required to be disclosed, the Company shall disclose the collective opinion of the independent directors and if the independent directors fail to agree on a particular matter, the board of directors shall disclose the opinion of each independent director.

New Article 136:

An independent director shall attend meetings of the board of directors on schedule, possess knowledge of the operation of the Company and actively investigate and obtain information and documents necessary for decision-making.

Independent directors shall at the Company’s annual general meeting submit the annual report on performance of duties by all the independent directors.

New Article 137:

An independent director shall faithfully perform his/her duties, protect the Company’s interests and, in particular, procure that no harm be made to the legitimate interests of the public shareholders.

An independent director shall perform his/her duties independently and shall not be influenced by the major shareholders or the actual controller of the Company, or any enterprise or individual having interested relationship with the Company, its major shareholders or its actual controller.

New Article 138:

If an independent director fails to attend three (3) consecutive meetings of the board of directors by himself/herself, the board of directors may propose replacement of such independent director at a shareholders’ general meeting.

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New Article 139:

The Company shall establish the working system of independent directors, ensure that independent directors have the same rights of information as other directors, provide independent directors with relevant documents and information, report information about the Company’s operation on a regular basis, and organise independent directors to make on-site visits if necessary.

New Article 140:

Any independent director may resign prior to the expiry of his/her term of office, subject to a written resignation report to the board of directors explaining any information related to his/her resignation or he/she finds necessary to be drawn to the attention of the shareholders and creditors of the Company.

If the number of independent directors or members of the board of directors is less than the minimum requirement provided by the law or the Articles of Association due to an independent director’s resignation, such resigning independent director shall continue to perform his/her duty as an independent director pursuant to laws, administrative regulations and the Articles of Association until a new independent director is elected and takes office. The board of directors shall hold a shareholders’ general meeting within two months to elect a new independent director. If the board of directors fails to hold such shareholders’ general meeting within the said two months, the resigning independent director may cease to perform his/her duty.

29. A new paragraph shall be added to Article 105 of the Original Articles as the third paragraph:

The said functions of the board of directors shall not, in principle, be delegated to the chairman, directors or other individuals or entities. If it is necessary to delegate decision-making right on certain matters, such delegation shall be made legally by means approved by board resolutions. Delegation shall be made on case by case basis, and no function of the board of directors shall be delegated generally or permanently to other entities or individuals.

30. A new article shall be added after Article 117 of the Original Articles and numbering of all following articles shall be amended accordingly:

New Article 154:

The board of directors shall formulate the procedural rules to be followed at meetings of the board of directors, specifying rules regarding convocation, proposal and notice, convening and presiding, voting and resolution, keeping of files, report of resolutions, so as to ensure that it makes efficient and reasonable decisions.

The procedural rules to be followed at meetings of the board of directors shall be formulated by the board of directors of the Company, considered and approved at the shareholders’ general meeting and attached to the Articles of Association as an appendix.

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31. A new paragraph shall be added to Article 121 of the Original Articles as the second paragraph:

Functions of specific committees of the board of directors shall be defined by resolutions of the board of directors in accordance with applicable laws, administrative regulations and regulatory rules.

32. A new paragraph shall be added to Article 123 of the Original Articles as the second paragraph:

The term of office of the president shall be three years, renewable upon re-appointment.

33. The second paragraph of Article 123 of the Original Articles shall become the third paragraph and shall be amended to read as:

Members of the board of directors may concurrently serve as the president, vice president or other senior management of the Company. Any person working in the controlling shareholder or actual controller of the Company other than as a director shall not serve as senior management of the Company.

34. A new article shall be added after Article 124 of the Original Articles and numbering of all following articles shall be amended accordingly:

New Article 162:

The president and other senior management of the Company shall ensure that information disclosed by the Company is true, accurate and complete and shall sign written confirmation regarding regular reports of the Company.

35. Two new articles shall be added after Article 126 of the Original Articles and numbering of all following articles shall be amended accordingly:

New Article 165:

The Company shall formulate working rules of the president, specifying conditions, procedure and participants of the president meeting, responsibilities and work allocation of the president and other senior management of the Company, use of funds and assets of the Company, scope of authorization to enter into contracts and reporting policies regarding the board of directors and the supervisory committee.

The president working rules drafted by the president shall be implemented after being approved by the board of directors.

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New Article 166:

The president and other senior management of the Company may resign prior to expiry of their term of office. Relevant resignation procedures and measures shall be provided in the service contract between such persons and the Company.

36. A new article shall be added after Article 129 of the Original Articles and numbering of all following articles shall be amended accordingly:

New Article 170:

If no new supervisor is elected after the term of a supervisor expires, or the number of members of the supervisory committee is less than the quorum due to any supervisor’s resignation during his/her term of office, the relevant supervisor shall continue to perform his/her duties as a supervisor in accordance with laws, administrative regulations and the Articles of Association until a new supervisor is elected.

37. The second paragraph of Article 132 of the Original Articles shall be amended to read as:

A supervisor may be present at meetings of the board of directors and raise queries or proposals regarding matters discussed at such meetings.

38. Two new paragraphs shall be added to Article 135 of the Original Articles as the second and the third paragraphs:

Supervisors shall ensure that information disclosed by the Company is true, accurate and complete.

Supervisors shall not take advantage of their connection with the Company to harm interests of the Company and shall indemnify the Company against losses caused thereby.

39. A new article shall be added after Article 136 of the Original Articles and numbering of all following articles shall be amended accordingly:

New Article 178:

The supervisory committee shall formulate procedural rules to be followed at meetings of the supervisory committee, so as to ensure that it makes efficient and reasonable decisions. The procedural rules to be followed at meetings of the supervisory committee shall be formulated by the supervisory committee of the Company, considered and approved at the shareholders’ general meeting and attached to the Articles of Association as an appendix.

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40. A new article shall be added before Article 137 of the Original Articles:

New Article 179:

Directors, supervisors and senior management of the Company shall be qualified to serve their respective positions in accordance with laws, administrative regulations, rules and regulatory requirements.

41. A new article shall be added after Article 155 of the Original Articles and numbering of all following articles shall be amended accordingly:

New Article 199:

The financial year of the Company shall be a calendar year commencing from 1st January to 31st December every year.

42. Two new paragraphs shall be added to Article 156 of the Original Articles as the second and the third paragraphs:

Financial and accounting reports shall be prepared in accordance with laws, administrative regulations and provisions of financial department of the State Council.

Financial reports of the Company shall include:

(1)	balance sheet;

(2)	income statement;

(3)	cash flow statement;

(4)	statement of changes in equity;

(5)	notes to financial statements.

43. Article 158 of the Original Articles shall be amended to read as:

Unless otherwise provided by applicable laws, regulations, listing rules of the place where the Company is listed and these Articles of Association, the board of directors of the Company shall provide shareholders with financial reports required to be prepared by the Company under applicable laws, administrative regulations and regulatory documents issued by local government and competent authorities.

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44. The second paragraph of Article 159 of the Original Articles shall be amended to read as:

Unless otherwise provided by applicable laws, regulations, listing rules of the place where the Company is listed and the Articles of Association, the Company shall send the said reports, together with a copy of the report of the board of directors, to each shareholder of overseas listed shares by prepaid mail to the addresses registered in the register of members at least 21 days prior to the date of annual general meeting.

45. A new paragraph shall be added to Article 167 of the Original Articles as the first paragraph:

When the solvency level of the Company fails to meet the regulatory requirement, the Company shall not distribute any profit to shareholders.

46. A new article shall be added after Article 168 of the Original Articles and numbering of all following articles shall be amended accordingly:

New Article 213:

The Company shall withhold, pay and use security funds, insurance security funds and all insurance liability reserves in accordance with applicable laws, administrative regulations and rules and policies.

47. Subparagraphs (3) and (4) of the first paragraph of Article 192 of the Original Articles shall be amended to read as:

(3) the Company is dissolved by the people’s court pursuant to Article 183 of the Company Law;

(4) the business licence of the Company is revoked, the Company is ordered to shut down or cancelled pursuant to law.

A new paragraph shall be added as the third paragraph: If the Company is declared insolvent pursuant to law, insolvent liquidation shall be carried out in accordance with laws regarding enterprise insolvency.

48. The first and second paragraphs (1) and (2) of Article 193 of the Original Articles shall be amended to read as:

If the Company is dissolved in accordance with subparagraph (1) or (3) of the preceding Article, a liquidation committee shall be formed within 15 days from the date of occurrence of such dissolution events, and choice of members of the liquidation committee shall be decided at the shareholders’ general meeting by an ordinary resolution and the liquidation shall begin.

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If the Company is dissolved as it is declared insolvent due to its inability to pay off due debts, the people’s court will arrange insurance regulators, shareholders, relevant authorities and professional to form a liquidation committee in accordance with enterprise insolvency law and other applicable laws.

49. A new paragraph shall be added to Article 200 of the Original Articles as the second paragraph:

Upon occurrence of the following events, the Company shall hold a shareholders’ general meeting within three months to amend the Articles of Association:

(1)	the Articles of Association is contradictory to amended version of the Company Law, the Insurance Law or other applicable laws, administrative regulations or regulatory provisions;

(2)	there is any change to fundamental matters recorded in the Articles of Association or relevant rights, obligations, duties, procedural rules under the Articles of Association;

(3)	other matters requiring amendments to the Articles of Association.

50. Article 201 of the Original Articles shall be amended to read as:

The Articles of Association shall be amended in accordance with the following procedures:

(1)	shareholders or entities with right to raise proposal submit to the shareholders’ general meeting the proposal to amend the Articles of Association;

(2)	the shareholders’ general meeting votes on the proposal of amendment to the Articles of Association and passes a resolution by more than two thirds of shareholders with voting right present at the meeting;

(3)	the Company submits the application for amendment to the Articles of Association to the China Insurance Regulatory Commission;

(4)	the Company amends the Articles of Association in accordance with the comments of the China Insurance Regulatory Commission. If the amended Articles of Association comply with relevant regulations, the China Insurance Regulatory Commission will approve the amended Articles of Association. The approved version shall be the prevailing version of the Articles of Association.

(5)	registration with company registration authority regarding the amendments.

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51. A new paragraph shall be added to Article 202 of the Original Articles as the third paragraph:

If amendments to the Articles of Association need to be disclosed pursuant to laws and administrative regulations, they shall be disclosed accordingly.

52. The heading of Chapter 25 of the Original Articles “NOTICE” shall be amended as “NOTICE, COMMUNICATION OR OTHER WRITTEN DOCUMENTS”.

53. Article 204 of the Original Articles shall be amended to read as:

Notices, communications or other written documents of the Company shall be sent by the following means:

(1)	by hand;

(2)	by mail;

(3)	by fax or email;

(4)	subject to laws, administrative regulations and relevant provisions of securities regulatory authority of the place where the Company is listed, by publishing on the website designated by the Company and the stock exchange;

(5)	by announcement on newspapers and other designated media;

(6)	by other means acceptable to securities regulatory authority of the place where the Company is listed.

54. A new article shall be added after Article 205 of the Original Articles and numbering of all following articles shall be amended accordingly:

New Article 251:

If the securities regulatory authority of the place where the Company is listed requires the Company’s documents to be sent, mailed, distributed, delivered, published or otherwise provided in both English and Chinese versions, and if the Company has made proper arrangement confirming with its shareholders whether they would like to receive English or Chinese version, the Company may, upon request expressed by shareholders, send only English or Chinese version (as the case may be) to relevant shareholders, subject to and pursuant to applicable laws and regulations.

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55. Two new articles shall be added after Article 211 of the Original Articles and numbering of all following articles shall be amended accordingly:

New Article 258:

The Company shall formulate related transaction management policies, information disclosure management policies, internal control and compliance management policies and internal audit policies in accordance with applicable laws, regulations, rules and regulatory documents.

New Article 259:

Appendices to the Articles of Association include the Procedural Rules for Shareholders’ General Meetings, the Procedural Rules for Board of Directors Meetings, and the Procedural Rules for Supervisory Committee Meetings.

In case of addition, deletion or change of order of any paragraphs as a result of amending the Articles of Association, the numbering of chapters, articles and clauses and cross references shall be amended accordingly.

By Order of the Board
Heng Kwoo Seng
Company Secretary
1 September 2008

As at the date of this notice, the Board of Directors of the Company comprises:

Executive Directors:	Mr. Yang Chao, Mr. Wan Feng

Non-executive Directors:	Mr. Shi Guoqing, Ms. Zhuang Zuojin

Independent Non-executive Directors:	Mr. Long Yongtu, Mr. Sun Shuyi,
Mr. Ma Yongwei, Mr. Chau Tak Hay,
Mr. Cai Rang, Mr. Ngai Wai Fung

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Notes:

1. ELIGIBILITY FOR ATTENDING THE EXTRAORDINARY GENERAL MEETING AND CLOSURE OF REGISTER OF MEMBERS FOR H SHARES

The H Share register of members of the Company will be closed for the purpose of determining H Share shareholders’ entitlement to attend the Extraordinary General Meeting, from Saturday, 27 September 2008 to Monday, 27 October 2008 (both days inclusive), during which period no transfer of shares will be registered. In order to attend the Extraordinary General Meeting, H Share shareholders should ensure that all transfer documents, accompanied by the relevant share certificates, are lodged with the Company’s H Share Registrar, Computershare Hong Kong Investor Services Limited, at Room 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong, not later than 4:30 p.m. on Friday, 26 September 2008.

The Company will announce separately on the Shanghai Stock Exchange details of A Share shareholders’ eligibility for attending the Extraordinary General Meeting.

2. PROXY

(1)	Each shareholder entitled to attend and vote at the Extraordinary General Meeting may appoint one or more proxies in writing to attend and vote on his behalf. A proxy need not be a shareholder of the Company.

(2)	The instrument appointing a proxy must be in writing by the appointor or his attorney duly authorized in writing, or if the appointor is a legal entity, either under seal or signed by a director or a duly authorized attorney. If that instrument is signed by an attorney of the appointor, the power of attorney authorizing that attorney to sign or other document of authorization must be notarized.

To be valid, the form of proxy and notarized power of attorney or other document of authorization must be delivered to the Company’s Board Secretariat Department or to the Company’s H Share Registrar, Computershare Hong Kong Investor Services Limited, not less than 24 hours before the time appointed for the Extraordinary General Meeting (Form of proxy for use at the Extraordinary General Meeting is attached herewith).

(3)	If a shareholder has appointed more than one proxy, such proxies shall only exercise the right to vote by poll.

3. REGISTRATION PROCEDURES FOR ATTENDING THE EXTRAORDINARY GENERAL MEETING

(1)	A shareholder or his proxy should produce proof of identity when attending the Extraordinary General Meeting. If a shareholder is a legal person, its legal representative or other person authorized by the board of directors or other governing body of such shareholder may attend the Extraordinary General Meeting by producing a copy of the resolution of the board of directors or other governing body of such shareholder appointing such person to attend the meeting.

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(2)	Shareholders of the Company intending to attend the Extraordinary General Meeting in person or by their proxies should return the reply slip for attending the Extraordinary General Meeting in person, by post or by facsimile to the Company’s H Share Registrar, Computershare Hong Kong Investor Services Limited or to the Company’s Board Secretariat Department on or before Monday, 6 October 2008.

4. PROCEDURES FOR DEMANDING POLL BY SHAREHOLDERS

According to the Articles of Association of China Life Insurance Company Limited, resolutions at a shareholders’ general meeting shall be decided by show of hands unless a poll is demanded before or after any vote on a show of hands. A poll may be demanded by (i) the Chairman of the meeting; (ii) at least two shareholders entitled to vote, present in person or by proxy; (iii) one or more shareholders present in person or by proxy holding individually or jointly 10% (inclusive) or more of the shares carrying the right to vote at the meeting.

Unless a poll is demanded, the chairman of the meeting will announce the results of the passing of a resolution according to the show of hands, which will be recorded in the minutes of the meeting and treated as conclusive evidence without the need to prove the number or the proportion of votes for or against the resolution passed.

A request to vote by poll may be withdrawn by the person who made such request.

5. MISCELLANEOUS

(1)	The Extraordinary General Meeting is expected to be held for less than half a day. Shareholders who attend the meeting in person or by proxy shall bear their own travelling and accommodation expenses.

(2)	For the purpose of lodging the proxy form and the reply slip, the address of Computershare Hong Kong Investor Services Limited is: Room 1806-1807, 18th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong

Facsimile No. : (852) 2865 0990

(3)	The address of China Securities Depository and Clearing Corporation Limited Shanghai Branch is: Level 36, China Insurance Building, 166 East Lujiazui Road, Pudong New District, Shanghai, China

(4)	The registered office of the Company is: Level 23, China Life Tower, 16 Chaowai Avenue, Chaoyang District, Beijing, The People’s Republic of China

Postal code : 100020

Contact office : Board Secretariat Department

Telephone No. : 86 (10) 8565 9527; 86 (10) 8565 9549

Facsimile No. : 86 (10) 8525 2210

(5)	If there is any inconsistency between the Chinese and English versions of this notice, the Chinese version shall prevail.

Commission File Number 001-31914

APPENDIX I – BIOGRAPHICAL DETAILS OF THE PROPOSED DIRECTORS

(A) The followings are the particulars of the Non-executive Director proposed to be appointed:

Mr. Miao Jianmin , aged 43

Mr. Miao became a Vice President of China Life Insurance (Group) Company in December 2005. Currently he also serves as the Chairman of both China Life Insurance Asset Management Company Limited and China Life Franklin Asset Management Company Limited, the Chinese Alternate Representative of ABAC (APEC Business Advisory Council) and the Director of the Insurance Association of China. From August 1999 to December 2005, Mr. Miao had served as an Executive Director, Director, Assistant to the General Manager and Deputy General Manager of China Insurance H.K. (Holding) Company Limited, and concurrently served as the President of China Insurance International Holdings Company Limited, Director and President of China Insurance Group Asset Management Company Limited of Hong Kong , Chairman of Sino-Re Reinsurance Brokers Ltd , and Chairman of China Insurance Group Investment and Holding Company Limited and Chairman of Tai Ping Insurance Company Limited . During the period from July 1995 to August 1999, Mr. Miao acted as the Deputy General Manager of the Investment Division of China Insurance H.K. (Holding) Company Limited and China Reinsurance (Hong Kong) Company Limited . From February 1989 to July 1995, he served as a member and the Deputy Division Chief of the Overseas Division of the former PICC, and the Deputy Division Chief of the Secretarial Division of PICC’s Office. Mr. Miao graduated from the post-graduate division of the People’s Bank of China with a major in money and banking. He studied in the Insurance Faculty of Central University of Finance and Economics from 1982 to 1986. Mr. Miao is a Senior Economist.

Mr. Miao will enter into a service contract with the Company. Mr. Miao’s term shall be effective on its commencement date and expire on the expiry of the term of the current session of the board of directors, and is renewable upon re-election when it expires. As a Non-executive Director of the Company, Mr. Miao will not receive any director’s fee, committee fee or compensation from the Company.

Save as disclosed above, Mr. Miao has not held any directorships in other listed public companies in the last three years, does not hold any other position with the Company or any of its subsidiaries, is not connected with any directors, senior management or substantial or controlling shareholders of the Company, and does not have any interest in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance of Hong Kong.

Further, there is nothing in respect of Mr. Miao which needs to be disclosed pursuant to Rules 13.51(2)(h) to (v) of the Hong Kong Listing Rules nor is there anything which needs to be brought to the attention of the shareholders of the Company.

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APPENDIX I – BIOGRAPHICAL DETAILS OF THE PROPOSED DIRECTORS

(B) The followings are the particulars of the Executive Directors proposed to be appointed:

Mr. Lin Dairen , aged 50

Mr. Lin became a Vice President of the Company in 2003. Mr. Lin served as the Executive Director and President of China Life Pension Company Limited from November 2006. He was the General Manager of former China Life Insurance Company, Jiangsu branch from 2001 to 2003 and Deputy General Manager of former China Life Insurance Company, Jiangsu branch from 1999 to 2001. From 1996 to 1999, he was the Deputy General Manager of former PICC Life, Jiangsu branch. From 1994 to 1996, he was the Division Chief of the Life Insurance Division of former PICC, Jiangsu branch, and Deputy General Manager of Nanjing Life Insurance Company Limited. From 1989 to 1994, he was the Deputy Division Chief of Life Insurance Division of former PICC, Jiangsu branch. From 1987 to 1989, he was the Deputy Manager of Life Insurance Division of former PICC, Jiangsu branch. From 1982 to 1987, he was the Section Chief, Deputy Section Chief and Section Member of Domestic Sales Department of former PICC, Jiangsu branch. Mr. Lin graduated in 1982 with a Bachelor’s degree in Medicine from Shandong Province Changwei Medical Institute. Mr. Lin, a Senior Economist, has 27 years of experience in insurance industry in China and has accumulated extensive experience in operation and management.

Ms. Liu Yingqi , aged 50

Ms. Liu became a Vice President of the Company in January 2006. She concurrently served as a Director of China Life Pension Company Limited from November 2006, as well as the Secretary to the Board of Directors of the Company from May 2008. Ms. Liu was the Chairperson of the Board of Supervisors of the Company between August 2003 and January 2006. Ms. Liu became the General Manager of Group Insurance Department of former China Life Insurance Company, Deputy General Manager of former China Life Insurance Company, Anhui branch and Deputy General Manager of former China Life Insurance Company, Hefei Branch (General Manager rank) from 1997. Prior to this, Ms Liu worked with former PICC’s Anhui branch, where she served as both Division Chief of the Accident Insurance Division and Deputy Division Chief of the Life Insurance Division. Ms. Liu graduated with a BA in Economics from Anhui University in 1982. Ms. Liu has over 20 years of experience in operation and management of the life insurance business and insurance administration. Ms. Liu, a Senior Economist, has extensive experience in operation and management.

Each of Mr. Lin and Ms. Liu will enter into a service contract with the Company. Both Mr. Lin and Ms Liu’s term shall be effective on its commencement date and expire on the expiry of the term of the current session of the board of directors, and is renewable upon re-election when it expires.

Currently, the emoluments of the Company’s Executive Directors are as follows: an Executive Director does not receive director’s fee but receive corresponding emolument in accordance with his/her position in the Company, including salary, bonus and allowance. The Company provides pension fund scheme for Executive Directors. The emolument of Executive Directors is determined by reference to the relevant remuneration system of the Company. The Nomination and Remuneration Committee of the Company is responsible for determining the annual remuneration scheme and it will become effective upon approval by the Board of Directors.

Commission File Number 001-31914

APPENDIX I – BIOGRAPHICAL DETAILS OF THE PROPOSED DIRECTORS

Save as disclosed above, Mr. Lin and Ms. Liu have not held any directorships in other listed public companies in the last three years, do not hold any other position with the Company or any of its subsidiaries, are not connected with any directors, senior management or substantial or controlling shareholders of the Company, and do not have any interest in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance of Hong Kong.

Further, there is nothing in respect of Mr. Lin and Ms. Liu which needs to be disclosed pursuant to Rules 13.51(2)(h) to (v) of the Hong Kong Listing Rules nor is there anything which needs to be brought to the attention of the shareholders of the Company.